Exhibit 12

MAGELLAN MIDSTREAM PARTNERS, L.P.
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands)

	Year Ended December 31,					Year-to-Date Period Ending September 30, 2014
	2009	2010	2011	2012	2013
EARNINGS:
Income from continuing operations before income taxes, extraordinary gain (loss) and cumulative effect of change in accounting principle*	$224,705	$307,219	$408,669	$435,331	$580,575	$587,166
Add: Fixed charges	74,750	97,991	110,946	120,321	133,511	111,176
Amortization of interest capitalized	715	729	739	755	816	666
Distributed income of equity investees	4,558	4,853	5,598	7,793	3,274	2,398
Less: Interest capitalized	(3,510)	(2,943)	(3,174)	(6,195)	(14,339)	(21,358)
Total earnings	$301,218	$407,849	$522,778	$558,005	$703,837	$680,048

FIXED CHARGES:
Interest expense	$73,357	$96,379	$108,869	$117,981	$130,463	$108,674
Debt amortization expense	1,112	1,401	1,831	2,087	2,424	1,767
Rent expense representative of interest factor	281	211	246	253	624	735
Total fixed charges	$74,750	$97,991	$110,946	$120,321	$133,511	$111,176
Ratio of earnings to fixed charges	4.0	4.2	4.7	4.6	5.3	6.1

* Excludes income from equity investments.